UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 001-38665

COOTEK (CAYMAN) INC.

9F, T2 Building, NO.16, Lane 399, Xinlong Road

Shanghai, 201101

People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

COOTEK ENTERS INTO SECURITIES PURCHASE AGREEMENT AND CONVERTIBLE NOTE

On March 19, 2021, Cootek (Cayman) Inc. (“CooTek” or the “Company”) (NYSE: CTK) entered into a securities purchase agreement and a convertible note (the “Note”) with YA II PN, LTD. (the “Investor”), pursuant to which the Investor will purchase a convertible promissory note in the principal amount of US$20,000,000 (the “Principal”), which may be convertible into the Company’s Class A ordinary shares, which are to be deposited with Deutsche Bank Trust Company Americas in exchange for the Company’s American Depositary Shares (the “ADSs”).

The Note has a fixed conversion price of US$5.00 per ADS (the “Fixed Conversion Price”). The Fixed Conversion Price is not subject to adjustment except in the case of a subdivision, combination or re-classification. The Principal and the interest payable under the Note will mature on March 19, 2022 (the “Maturity Date), unless earlier converted or redeemed by the Company. At any time before the Maturity Date, the Investor may convert the Note at their option into Company’s Class A ordinary shares represented by ADSs at the Fixed Conversion Price. Beginning on June 1, 2021 and continuing on the first day of each calendar month thereafter through January 2022, the Principal amount plus an 8% redemption premium and plus accrued and unpaid interest will be subject to montly redemption (“Monthly Redemption”). Under Monthly Redemption, the Company shall redeem an applicable redemption amount in accordance with the redemption schedule provided in the Note, which is subject to pro rata adjustment to reflect the conversion or redemption otherwise effected pursuant to the Note contemporaneous with or prior to the scheduled redemption date, in cash, ADSs through conversion of the Note (at any time after the applicable redemption date), or a combination of both at the Company’s option. With respect to each Monthly Redemption all or partially in ADSs, the conversion price shall be the lower of (1) the Fixed Conversion Price, or (2) 100% of the lowest daily VWAP (the dollar volume-weighted average price for ADSs on the New York Stock Exchange) during the ten consecutive trading days immediately preceding the date of conversion. In the event that the daily VWAP on each of the five consecutive trading days immediately prior to the scheduled redemption date exceeds a price equal to 108% of the Fixed Conversion Price, then no cash redemption shall be due on such scheduled redemption date. The Company also has the right, but not the obligation, to redeem (“Optional Redemption”) a portion or all amounts outstanding under the Note prior to the Maturity Date at a cash redemption price equal to the outstanding Principal balance to be redeemed, plus a 15% redemption premium and plus accrued and unpaid interest, if any; provided that the trading price of the ADSs is less than Fixed Conversion Price, and the Company provides the holder of the Note at least ten business days’ prior written notice of its desire to exercise an Optional Redemption. The holder shall have ten business days to elect to convert all or any part of the Note after receiving a redemption notice, in which case the redemption amount shall be reduced by the amount so converted.

No public market currently exists for the Note, and the Company does not intend to apply to list the Note on any securities exchange or for quotation on any inter-dealer quotation system. The Note contains customary events of default, indemnification obligations of the Company and other obligations and rights of the parties.

The Note was offered pursuant to the Company’s effective registration statement on Form F-3 (Registration Statement No. 333-251355) previously filed with the Securities and Exchange Commission and a prospectus supplement thereunder.

The foregoing description of the securities purchase agreement and the Note is qualified in its entirety by reference to the full text of the securities purchase agreement and the Note, a copy of which is filed herewith as Exhibit 10.1 and Exhibit 10.2 to this Current Report on Form 6-K. This Form 6-K (including the documents attached as exhibits hereto) is hereby incorporated by reference into the Company’s registration statement on Form F-3 initially filed on December 15, 2020 (Registration Statement No. 333-251355).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COOTEK (CAYMAN) INC.

	By:	/s/ Karl Kan Zhang
		Name:	Karl Kan Zhang
		Title:	Chairman of the Board of Directors and Chief Technology Officer

Date: March 19, 2021

Exhibit Index

Exhibit 10.1 — Securities Purchase Agreement
Exhibit 10.2 — Convertible Note